EXHIBIT 21.1
Nordstrom, Inc. and Subsidiaries
Significant Subsidiaries of the Registrant

Name of Subsidiary	State/Country of Incorporation
Nordstrom fsb	Arizona
Nordstrom Credit Card Receivables II, LLC	Delaware
Nordstrom Credit, Inc.	Colorado
N2HC, Inc.	Colorado